SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 12, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

A PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Identification (CNPJ) #43.776.517/0001-80
Companies Registrar (NIRE) #35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$ 3,403,688,565.23
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON NOVEMBER 8, 2004

Date, Time and Venue: On November 8, 2004, at 4:00pm, at the Company’s headquarters located at Rua Costa Carvalho, n° 300, in this Capital City. CALL: Call Notice published on newspapers “Official Gazzette of the State of São Paulo” and “O Estado de São Paulo” issued on the 23rd, 26th, and 27th of October 2004. ATTENDANCE: Shareholders representing over two-thirds of the Company’s capital, pursuant to signatures executed on the Shareholders’ Attendance List. PRESIDING BOARD: Chairman: Vice-Chairman of the Board of Directors, Board Member Fernando Carvalho Braga, and Secretary: Ms. Maria Cristina Biselli Ferreira. AGENDA: I) Amendments to articles 5 and 7 of the Company’s By-Laws, by including in article 5 a reference to the capital amount, denominated in domestic currency, and to the number of shares, and by moving to article 7 the reference to the limit of increase in authorized capital. II) Other issues of interest to the Company. CLARIFICATIONS: 1) Issues were duly discussed by the Capital Defense Council of the State (CODEC) by means of Opinion No. 104/2004, of November 4, 2004, related to Finance Secretary Process No. 12091-533726/2004, which directs the vote of the shareholder São Paulo State Finance Department representative. 2) The minutes were drawn up in the form of a summary, pursuant to Law 6404/76, article 130, paragraph 1 and amendments thereto. RESOLUTIONS: The Chairman brought up for discussion item “I” of Agenda, i.e. “Amendments to articles 5 and 7 of the Company’s By-Laws, by including in article 5 a reference to the capital amount, denominated in domestic currency, and to the number of shares, and by moving to article 7 the reference to the limit of increase in authorized capital”. After the issue under discussion was brought up for discussion and votes were cast, the proposal forwarded by shareholder São Paulo State Finance Department, District Attorney Ms. Claudia Polto da Cunha, based on said CODEC’s Opinion and taking into account that such issue had been approved by the Board of Directors, was unanimously approved; therefore, articles 5 and 7 of the Company’s By-Laws now have the following wording: ARTICLE 5 –Subscribed and fully paid-up capital amounts to three billion, four hundred three million, six hundred eighty-eight thousand, five hundred sixty-five Brazilian reais and twenty-three centavos (R$ 3,403,688,565.23), represented by twenty-eight billion, four hundred seventy-nine million, five hundred seventy-seven thousand, eight hundred twenty-seven (28,479,577,827) nonpar common, nominative and book-entry shares. Paragraph 1 – Capital is exclusively represented by common shares. Shares shall be indivisible in relation to the Company and each common share shall be entitled to one (1) vote in General Meetings. Paragraph 2 – The Company may charge or authorize the depository institution responsible for registering book-entry shares to charge shareholders for the service cost on transfer of share ownership, subject to the limits set forth by the CVM (Brazilian Securities Commission). ARTICLE 7 –By means of a resolution of the Board of Directors, after having previously referred to the Fiscal Council, the Company may issue shares within the limit of four billion, one hundred million Brazilian reais (R$ 4,100,000,000.00), represented by forty billion (40,000,000,000) common shares, regardless of any amendments to the Company’s By-Laws, subject to all legal limitations and those related to the referred By-Laws. Paragraph 1 – The Board of Directors, subject to legal and statutory rules, is responsible for deciding upon conditions related to the issue, placement, subscription in cash or credit and payment of shares, expressly stating a) the number of shares to be issued, b) the means and conditions of related subscription, c) the conditions, term, and number of payment installments, subject to the provision set forth in the main section of article 8, d) the minimum price at which shares may be placed or subscribed, subject to legislation in force, and e) the term for placement or subscription of share issue. Paragraph 2 – The share issue for payment in assets shall depend on previous approval by the General Meeting. Paragraph 3 – The Company should state the effectively subscribed and paid-up capital amount on all documents published in which it declares its authorized capital. Minority shareholders voted pursuant to vote declarations attached to the respective Meeting process. Votes were cast as follows: Mr. Daniel Alves Ferreira, a Brazilian citizen, married, enrolled with the OAB/SP (Brazilian Bar Association, São Paulo Section) #140.613, representing shareholders whose proxies have been validated by the Presiding Board and numbered as 1, declared his vote favorable to item I of agenda, and number 2, whose votes were equally favorable to item I. Subsequently, the Chairman of the meeting brought up for discussion item “II” of the Agenda, i.e., “Other issues of interest to the Company”, and allowed Plenary members to state their opinions thereon. There being no further business to discuss, the Chairman of the meeting thanked everyone for their attendance and declared the Extraordinary General Meeting adjourned, stating that these Minutes were to be drawn up, after being read, approved, and signed by the Chairman, Secretary and shareholders who attended the Meeting, who constitute the majority required for the decisions taken thereon. ATTENDANCE: the Vice-Chairman of the Board of Directors, Board Member Fernando Carvalho Braga, the shareholder São Paulo State Finance Department representative, District Attorney Claudia Polto da Cunha, the Company’s Fiscal Council Member, Mr. Francisco Martins Altenfelder Silva, Mr. Daniel Alves Ferreira, and Ms. Maria Cristina Biselli Ferreira all attended said Meeting. DOCUMENTS ARE FILED at the Company’s Secretariat Advisory Office (PPS).

São Paulo, November 8, 2004.

FERNANDO CARVALHO BRAGA	CLAUDIA POLTO DA CUNHA
Chairman	São Paulo State Finance Department

MARIA CRISTINA BISELLI FERREIRA	DANIEL ALVES FERREIRA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 12, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.